Via Facsimile and U.S. Mail
Mail Stop 4720

September 25, 2009

Mr. Sean T. Leonard
Senior Vice President and Chief Financial Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

Re: **Ambac Financial Group, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Form 10-Q for the Fiscal Quarter ended June 30, 2009
      File Number: 001-10777

Dear Mr. Leonard:

       We have limited our review of your filings to those issues we have addressed in
our comments. In our comments, we ask you to provide us with information to better
understand your disclosure. Where our comments request you to revise disclosure, the
information you provide should show us what the revised disclosure will look like and
identify the annual or quarterly filing, as applicable, in which you intend to first include
it. If you do not believe that revised disclosure is necessary, explain the reason in your
response. After reviewing the information provided, we may raise additional comments
and/or request that you amend your filings.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
Investment Portfolio, page 100

1.   Please revise to indicate, if true, that your determination of fair value includes the
       value of credit enhancements such as third party guarantees including guarantees
       by the company. Also, identify the investments guaranteed by the company and

disclose the amount by which you estimate that they would be impaired without your credit enhancement. Further, disclose in the context of this discussion a) a description of your accounting for loss reserves/fair value liability for investments held by the company that are guaranteed by the company and b) the amount of loss reserves/fair value liability adjustments recorded related to these investments.

Note 2 Significant Accounting Policies
Financial Guarantee Credit Derivatives, page 136

2.   If true, please revise your description of item (iii) under realized gains and losses and other settlements that states "losses paid on written credit derivative contracts" to also include losses payable.

Item 9A. Controls and Procedures, page 190

3.   We note your disclosure that your "Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by Ambac Financial Group (including its consolidated subsidiaries) in the reports that it files or submits under the Exchange Act." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

Form 10-Q for the Fiscal Quarter ended June 30, 2009

Notes to Unaudited Consolidated Financial Statements
Note 6- Investments
Unrealized Losses, page 32

4.   Given your current liquidity position, please disclose the available evidence used to assess that it was not more likely than not that you would be required to sell your fixed income securities before the recovery of their amortized cost basis. Also, tell us how the $1.7 billion of cash and securities pledged to various counterparties is considered in your analysis.

Note 7- Special Purpose Entities and Variable interest Entities, page 35

5.   We note that you consolidated five VIEs for which your primary variable interest exists through financial guarantee insurance or credit derivative contracts during

the quarter ended June 30, 2009. Tell us if there are any restrictions on the
$1,014,155,000 of cash that you are now consolidating, which would require you
to exclude them from cash and cash equivalents on your consolidated balance
sheet.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies and Estimates
Borrower Default Burnout, page 65

6.   You state that you assume that the rate of mortgage defaults will decline by 50%
       over a six month period beginning in September 2010 and that you assume that
       the distressed default levels will begin to abate once housing prices stabilize.
       Please disclose the factors that support your assumptions particularly given
       current and projected unemployment rates.

7.   We have the following comments related to your $1.2 billion estimate of
       subrogation recoveries related to identified breaches of transaction specific
       representations and warranties.
       • Tell us how you determined the $1.2 billion recovery including its relationship
         to the claim liability you recognized, the amount you are seeking from
         sponsors and the amount that sponsors believe they owe you.
       • Please revise to describe the recovery process and why recovery will take until
         2011 when you infer that the counterparty has an existing obligation to pay
         you.
       • You indicate that you examined loan files to ascertain whether the loans
         conformed to representations and warranties. Please describe these
         representations and warranties more fully and their effect, if any, on your
         contractual obligation to the party to whom you incurred a loss. Please ensure
         your reply addresses the following:
         o Whether the originator/sponsor has the choice to replace or just
           repurchase.
         o Under the repurchase obligation, what amount the originator/sponsor is
           required to pay (i.e. fair value and if so, at what fair value on what date)
           and how that amount relates to or differs from the amount of loss you
           incurred.
         o How as an operational matter the replacement obligation works and what
           happens to the ineligible loan.
         o How fulfillment of the repurchase and replacement obligations effects the
           subordination within the trust.
       • Please confirm that the estimated recoveries do not exceed the previously
         recognized incurred losses to which the recoveries relate.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant